02042941

VIROTEC
International Ltd
A.B.N. 81 004 801 398

PO Box 188
Sanctuary Cove
Queensland 4212
Phone 61 7 5530 8014
Fax 61 7 5530 8052
mail@virotec.com
www.virotec.com

Appendix 4C
Quarterly report
for entities admitted
on the basis of commitments

19 July 2002

File No. -82-5090

U.S Securities Exchange Commission
Attn: Filing Desk
450 Fifth Street
Washington DC 20549
USA

SEC MAIL PROCESSING
JUL 29 2002
WASH. D.C.

Dear Sir or Madam:

Re: Submission by Virotec International Ltd under Rule 12g3-2(b)

Please see attached ASX announcements made on the 19 July, 2002.

Yours faithfully

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Per. [signature]

Angus Craig
Company Secretary

dw 7/30

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

VIROTEC INTERNATIONAL LTD

ACN or ARBN	Quarter ended ("current quarter")
004 801 398	30 JUNE 2002

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (12 Months) $A'000
1.1	Receipts from customers	107	[illegible]
1.2	Payments for (a) staff costs	([illegible])	([illegible])
	(b) advertising and marketing	(41)	([illegible])
	(c) research and development	([illegible])	([illegible])
	(d) leased assets	0	0
	(e) other working capital	([illegible])	([illegible])
1.3	Dividends received	0	0
1.4	Interest and other items of a similar nature received	[illegible]	[illegible]
1.5	Interest and other costs of finance paid	0	0
1.6	Income taxes paid	0	0
1.7	Other (mining lease maintenance)	[illegible]	[illegible]
	Net operating cash flows	([illegible])	([illegible])

+ See chapter 19 for defined terms.

	Current quarter $A'000	Year to date (12 months) $A'000
1.8 Net operating cash flows (carried forward)	[illegible]	[illegible]
Cash flows related to investing activities		
1.9 Payment for acquisition of: (a) businesses (item 5)	0	0
(b) equity investments	0	0
(c) intellectual property	0	0
(d) physical non-current assets	[illegible]	(642)
(e) other non-current assets	0	0
1.10 Proceeds from disposal of: (a) businesses (item 5)	0	0
(b) equity investments	0	0
(c) intellectual property	0	0
(d) physical non-current assets	2	2
(e) other non-current assets	0	0
1.11 Loans to other entities	0	0
1.12 Loans repaid by other entities	0	0
1.13 Other (provide details if material)		15
Net investing cash flows	[illegible]	[illegible]
1.14 Total operating and investing cash flows	[illegible]	[illegible]
Cash flows related to financing activities		
1.15 Proceeds from issues of shares, options, etc.	0	17152
1.16 Proceeds from sale of forfeited shares	0	0
1.17 Proceeds from borrowings	0	0
1.18 Repayment of borrowings	0	0
1.19 Dividends paid	0	0
1.20 Other – costs of share issue	0	[illegible]
Net financing cash flows	0	[illegible]
Net increase (decrease) in cash held	[illegible]	[illegible]
1.21 Cash at beginning of quarter/year to date	12814	570
1.22 Exchange rate adjustments to item 1.20		0
1.23 Cash at end of quarter	[illegible]	[illegible]

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	170
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Directors fees [illegible]
Consultancy fees $137,000

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	[illegible]	1014
4.2	Deposits at call	[illegible]	12200
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	[illegible]	13214

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity		
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Company secretary)

Print name: ANGUS CRAIG

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.